UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

(Title of Class of Securities)

56117J100

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$70,000,000	$8,134

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $70,000,000 in aggregate of up to 3,333,333 shares of Malibu Boats, Inc.’s Common A Stock, par value $0.01 per share, at the minimum tender offer price of $21.00 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Filing Party: Malibu Boats, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 13, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015 by Malibu Boats, Inc., a Delaware corporation (“Malibu” or the “Company”), as amended by Malibu on March 23, 2015 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash shares of its Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), including shares of Class A Common Stock issued upon exchange of limited liability company interests (the “LLC Units”) of Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC”), subject to acceptance by the Company of such shares of Class A Common Stock underlying the LLC Units (the shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units, defined as the “Shares” or “Securities”), for an aggregate purchase price of not more than $70.0 million at a per Share purchase price of not less than $21.00 nor greater than $23.50 per Share and upon the terms and subject to the conditions described in the Offer to Purchase, dated March 13, 2015, as amended (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO for the removal of the Malibu Financing Condition, which was satisfied on April 2, 2015. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1. Summary Term Sheet.

The second paragraph under “How many Securities are we offering to purchase?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is hereby amended and supplemented by adding the following sentence immediately before the last sentence of the paragraph:

“The Malibu Financing Condition was satisfied on April 2, 2015.”

The first paragraph under “How will we pay for the Securities?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iii of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We plan to fund any purchase of Securities pursuant to the Offer using (i) funds borrowed by Malibu Boats, LLC, a wholly owned subsidiary of the LLC, under an amendment and restatement to the existing credit agreement dated July 16, 2013, by and among Malibu Boats, LLC, the LLC, SunTrust Bank and other lenders and guarantors parties therein, as amended (the “Existing Credit Agreement”), to, among other things, add a term loan facility (the “New Term Loan”) and (ii) cash on hand. Malibu Boats, LLC intends to distribute proceeds from the New Term Loan to the LLC to permit the LLC, along with cash on hand of the LLC, to purchase from the Company a number of LLC Units held by the Company equal to the number of Securities validly tendered and accepted in the Offer. The Company will then use the proceeds from the LLC’s purchase of such Company’s LLC Units to fund the Aggregate Purchase Price. The Company will fund the fees and expenses related to the Offer using funds distributed to the Company by the LLC.”

The second paragraph under “How will we pay for the Securities?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iii of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

“The Malibu Financing Condition was satisfied on April 2, 2015.”

The first sentence of the second paragraph under “What is the purpose of the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iv of the Offer to Purchase is hereby amended by deleting “and the Malibu Financing Condition” from the sentence.

The bullet points under “What are the conditions to the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iv of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

Item 4. Terms of the Transaction.

(a) The bullet points immediately under the first paragraph under the section of the Offer to Purchase titled “Section 7 — Conditions of the Offer” on page 18 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

Item 7. Source and Amount of Funds or Other Consideration.

(b) The section of the Offer to Purchase titled “Section 9 — Source and Amount of Funds” on page 21 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Securities, together with related fees and expenses, to be approximately $71.1 million. Malibu Boats, LLC also incurred approximately $1.1 million in fees and expenses related to the entering into of the Credit Agreement (as defined below). We will fund any purchase of Securities pursuant to the Offer using (i) funds borrowed by Malibu Boats, LLC, a wholly owned subsidiary of the LLC, under the term loan facility provided under the Credit Agreement of Malibu Boats, LLC and (ii) cash on hand. Malibu Boats, LLC intends to distribute proceeds from the term loan facility to the LLC to permit the LLC, along with cash on hand of the LLC, to purchase from the Company a number of LLC Units held by the Company equal to the number of Securities validly tendered and accepted in the Offer. The Company will then use the proceeds from the LLC’s purchase of such LLC Units to fund the Aggregate Purchase Price. The Company will fund the fees and expenses related to the Offer using funds distributed to the Company by the LLC. The terms of the Credit Agreement are described below. The Company has no alternative financing arrangements or plans other than those described below.

On April 2, 2015, Malibu Boats, LLC, as borrower (the “Borrower”), and the LLC and certain subsidiaries of the Borrower, as guarantors, entered into an amended and restated credit agreement (the “Credit Agreement”) to the Existing Credit Agreement, with SunTrust Bank, as administrative agent, and a syndicate of banks led by SunTrust Bank, pursuant to which Credit Agreement the lenders provided to Malibu Boats, LLC a term loan facility of $80.0 million and a revolving credit facility of up to $25.0 million, each, with a maturity date of April 2, 2020. The Borrower has the option to request lenders to increase the amount available under the revolving credit facility by, or obtain incremental term loans of, up to $50.0 million, subject to the terms of the Credit Agreement and only if existing or new lenders choose to provide additional term or revolving commitments. The proceeds of the term loan facility will be used to fund a portion of the Offer, to refinance the loans under the Existing Credit Agreement of the Borrower and to pay fees and expenses related to the entering into of the Credit Agreement. The new term loan facility requires us to repay the term loan facility with any proceeds from the $80.0 million term loan that are not used for the Offer, the refinancing of the loans under the Existing Credit Agreement or related fees and expenses for such refinancing and the Offer, subject to the terms and conditions of the Credit Agreement. If the Offer is fully subscribed, we do not expect to have any remaining proceeds from the $80.0 million term loan after completing the Offer. The Borrower used approximately (i) $10.0 million of the $80.0 million term loan to pay all outstanding amounts under the revolving credit facility of the Existing Credit Agreement and (ii) $1.1 million of the $80.0 million term loan to pay fees and expenses related to the entering into of the Credit Agreement.

Borrowings under the Credit Agreement bear interest at a rate equal to either, at our option, (i) the highest of the prime rate, the Federal Funds Rate plus 0.5%, or one-month LIBOR plus 1% (the “Base Rate”) or (ii) LIBOR, in each case plus an applicable margin ranging from 1.00% to 1.75% with respect to Base Rate borrowings and 2.00% to 2.75% with respect to LIBOR borrowings. The applicable margin will be based upon the consolidated leverage ratio of the LLC and its subsidiaries calculated on a consolidated basis. The Borrower will also be required to pay a commitment fee for the unused portion of the revolving credit facility, which will range from 0.25% to 0.40% per annum, depending on the LLC’s and its subsidiaries’ consolidated leverage ratio. The Company is not a party to the Existing Credit Agreement or the Credit Agreement. As with the Existing Credit Agreement, the obligations of the Borrower under the Credit Agreement are guaranteed by its parent, the LLC, and, subject to certain exceptions, the present and future domestic subsidiaries of the Borrower, including Malibu Boats Domestic International Sales Corp. and Malibu Australian Acquisition Corp., and all such obligations are secured by substantially all of the assets of the LLC, the Borrower and such subsidiary guarantors pursuant to a security agreement and other collateral documents.

The Credit Agreement permits prepayment of the $80.0 million term loan without any penalties. The term loan facility under the Credit Agreement is subject to quarterly installments of $1.5 million per quarter until March 31, 2016, then $2.0 million per quarter until March 31, 2019, and $2.5 million per quarter thereafter. The Credit Agreement is also subject to prepayments from the net cash proceeds received by the Borrower or any guarantors from certain asset sales and recovery events, subject to certain reinvestment rights, and from excess cash flow, subject to the terms and conditions of the Credit Agreement. The Credit Agreement contains certain customary representations and warranties, and notice requirements for the occurrence of specific events such as the occurrence of any event of default, or pending or threatened litigation. The Credit Agreement also requires compliance with certain financial covenants that we believe are customary for facilities and transactions of this type, including a minimum ratio of EBITDA to fixed charges and a maximum ratio of total debt to EBITDA. The Credit Agreement contains certain restrictive covenants, which, among other things, place limits on certain activities of the loan parties under the Credit Agreement, such as the incurrence of additional indebtedness and additional liens on property and limit the future payment of dividends or distributions. For example, the Credit Agreement generally prohibits the LLC, Malibu Boats, LLC and the subsidiary guarantors from paying dividends or making distributions, including to the Company. The Credit Agreement permits, however, distributions based on a member’s allocated taxable income and also includes carve-outs to permit certain other distributions.”

Item 11. Additional Information.

(c) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On April 2, 2015, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.”

The section of the Offer to Purchase titled “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information — Incorporation by Reference” on pages 25 and 26 of the Offer to Purchase is hereby amended and supplemented by adding the following:

“On April 2, 2015, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into this Offer to Purchase.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(b)	Amended and Restated Credit Agreement, by and among Malibu Boats, LLC, Malibu Boats Holdings, LLC, SunTrust Bank, as administrative agent, swingline lender and issuing lender, and the lenders and other guarantors party thereto, dated April 2, 2015 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on April 2, 2015 (File No. 001-36290))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2015	MALIBU BOATS, INC.

	By:	/s/ Wayne R. Wilson
		Name:	Wayne R. Wilson
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.*

(a)(1)(E)	Summary Advertisement, dated March 13, 2015.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Malibu Boats, Inc. on March 13, 2015.*

(b)	Amended and Restated Credit Agreement, by and among Malibu Boats, LLC, Malibu Boats Holdings, LLC, SunTrust Bank, as administrative agent, swingline lender and issuing lender, and the lenders and other guarantors party thereto, dated April 2, 2015 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on April 2, 2015 (File No. 001-36290))

(d)(1)	First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC dated as of February 5, 2014 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(2)	First Amendment, dated as of February 5, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.5 to Malibu Boats, Inc.’s Quarterly Report on Form 10-Q/A filed on May 13, 2014 (File No. 001-36290))

(d)(3)	Second Amendment, dated as of June 27, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(4)	Employment Agreement by and between Malibu Boats, Inc. and Ritchie Anderson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.7 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(5)	Employment Agreement by and between Malibu Boats, Inc. and Jack Springer, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.8 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(6)	Employment Agreement by and between Malibu Boats, Inc. and Wayne Wilson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.9 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

Exhibit Number	Description

(d)(7)	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(8)	Amendment Number One, dated as of June 24, 2014, to the Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(9)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.1 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(10)	Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.2 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(11)	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.15.3 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(12)	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.15.4 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(13)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and Affiliates of Black Canyon Capital LLC and Horizon Holdings LLC (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(14)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(15)	Tax Receivable Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Malibu Boats Holdings, LLC and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(16)	Registration Rights Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.5 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(17)	First Amendment, dated as of June 27, 2014, to the Registration Rights Agreement by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(18)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to Malibu Boats, Inc.’s registration statement on Form S-1 filed on December 13, 2013 (File No. 333-192862))

Exhibit Number	Description

(d)(19)	Voting Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC, Jack D. Springer, Wayne R. Wilson and Ritchie L. Anderson (incorporated herein by reference to Exhibit 10.6 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(20)	Letter Agreement Amending LLC Unit Vesting Schedule by and between Malibu Boats Holdings, LLC and Ritchie Anderson (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(21)	Director Compensation Policy (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(g)	None.

(h)	None.

*	Previously filed.